File No. 70-8080

                    UNITED STATES OF AMERICA
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549



Application of Northeast Utilities  )  CERTIFICATE PURSUANT TO RULE 24
on Form U-1                         )  UNDER THE PUBLIC UTILITY HOLDING
                                    )  COMPANY ACT OF 1935

     Pursuant to the requirements of Rule 24 under the Public Utility Holding Company Act of 1935, as amended (the "Act"), Northeast Utilities ("NU"), a registered holding company under the Act, certifies that the transactions as proposed in the Application/Declaration to the Commission on Form U-1 (File No. 70-8080), as amended, and authorized by orders of the Commission in Public Utility Holding Company Act Releases No. 35-25842, dated June 30, 1993, and 35-26368, dated September 5, 1995, have been carried out in accordance with the terms and conditions of and for the purposes stated in the Application/Declaration, as amended, and of the Commission's orders with respect thereto.

      Specifically, NU issued 50,000 of its Common Shares, $5.00 par value, for the purpose of providing compensation for its non-employee trustees on or prior to April 1, 2002.

      Attached is the "past tense" opinion of counsel required by paragraph (2) of Instruction F As to Exhibits of Form U-1.

                            SIGNATURE


     Pursuant to the requirements of the Public Utility Holding
Company Act of 1935, the undersigned company has duly caused this Certificate to be signed on its behalf by the undersigned thereunto duly authorized.


NORTHEAST UTILITIES


/s/ Randy A. Shoop
Randy A. Shoop
Assistant Treasurer - Finance
Northeast Utilities
P.O. Box 270
Hartford, CT 06141-0270

Dated: October 6, 2004